Contact

www.linkedin.com/in/
adriansawczuk (LinkedIn)

Top Skills

Management Consulting
Strategy
Mergers & Acquisitions

Certifications

Lean Six Sigma

Adrian Sawczuk

Strategy and Operations / Supply Chain Executive; Management Consultant; Entrepreneur
Charleston, South Carolina Metropolitan Area

Summary

Adrian brings 30+ years of strategy and operations consulting across multiple functions and industries along with 10+ years of corporate and entrepreneurial experience to help companies intent on significant performance improvement & transformation.

As a Managing Director with Riveron, Adrian works with clients to identify and deliver significant performance improvement initiatives with a focus on profitability enhancement, supply chain optimization and merger integration.

As Vice President, Supply Chain for JW Aluminum - a PE owned aluminum manufacturer - Adrian had responsibility for procurement, demand planning, logistics and risk management.

Previously, as VP, Operations with GTS Distribution - a mid-sized game & toy distribution company - Adrian focused on performance improvement and operational excellence, across Procurement, Distribution, Logistics, Inventory as well as IT.

Prior to GTS, Adrian led numerous management consulting engagements - with Alvarez & Marsal and Accenture - including corporate growth strategy, supply chain strategy, process improvement and IT roadmap, strategic sourcing, customer & product profitability improvement, cost take-out, and merger integration.

Adrian has worked in numerous industries including engineering and construction, consumer products, high tech / telecom, manufacturing, energy / utilities, education, and financial services.

Specialties include: Business Strategy; Operations & Supply Chain; Profit and Margin Improvement; Strategic Sourcing; Merger

Integration; Process Improvement / Lean Six Sigma; Sales & Go to Market; Operating Model, Customer Experience.

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Experience

Riveron
Managing Director
December 2019 - Present (5 years 7 months)
Greater Atlanta Area

With over 1,200 professionals across 18 international offices, Riveron delivers tailored solutions for CFOs, private equity firms, and other key stakeholders. Whether navigating complex accounting, executing M&A, addressing financial distress, or driving operational excellence, we provide steady guidance that leads to lasting impact.

In 2023, a new chapter unfolded with Kohlberg & Company's investment, reinforcing Riveron's foundation and commitment to growth. Guided by our tagline, "Complexity and Urgency. Simplified. ™", Riveron's multidisciplinary approach is rare among advisors—combining authenticity, collaboration, and technical expertise to bring clarity to chaos and spur momentum for change.

Tidal Creek Brewhouse LLC
Co-Founder
August 2019 - Present (5 years 11 months)
Myrtle Beach, South Carolina Area

Tidal Creek Brewhouse is a community focused craft brewery and kitchen, featuring an intimate taproom and outdoor patio located in Myrtle Beach's Market Common area, adjacent to the airport and minutes from the beach.

Argus Advisory Partners
Managing Director
June 2019 - December 2019 (7 months)
Charleston, South Carolina Area

Argus Advisory Partners works with clients across multiple industries to develop and execute competitive strategies and performance improvement initiatives.

Areas of expertise include:
• Growth strategy / new business planning

- Supply chain design and optimization
- Strategic sourcing / Procurement
- Operating model design
- Customer experience
- Go-to-market planning
- Cost structure optimization
- Merger integration
- Interim management

JW Aluminum
Vice President Supply Chain
April 2016 - May 2019 (3 years 2 months)
Charleston, South Carolina Area

Procurement and Supply Chain leader, responsible for Direct and Indirect sourcing, Demand Planning and Scheduling , Logistics and Risk Management for 4 US plants.

GTS Distribution
Vice President Operations
March 2015 - March 2016 (1 year 1 month)

Operations leader, responsible for supply chain - procurement, transportation, warehouse / distribution - and IT. Focused on overall Operational Excellence.

Alvarez & Marsal
Senior Director
July 2011 - February 2015 (3 years 8 months)

Privately-held since 1983, A&M is a leading global professional services firm that delivers performance improvement, turnaround management and business advisory services to organizations seeking to transform operations, catapult growth and accelerate results through decisive action. Our senior professionals are experienced operators, world-class consultants and industry veterans who draw upon the firm's restructuring heritage to help leaders turn change into a strategic business asset, manage risk and unlock value at every stage.

My recent projects include:
- Customer & Product Profitability – , Led profitability assessment engagement, building historical profitability model, analytical toolset, pricing guide, mix

optimization and forecast model. Project drove substantial mix changes and led to 20%+ EBITDA improvement and over 10X return for client.

• Product & Inventory Supply Chain Strategy – Defined products across demand attributes and designed customer and inventory strategies. Designed and implemented end to end sales to production value stream process.

• Merger Integration / Synergy Identification - Led the Post Merger Integration effort. Subsequent projects focused on synergy acceleration through strategic sourcing, shared services optimization and distribution and transportation improvements; identified $30M of savings on $300 in scope of spend.

• Performance Improvement Assessment – Reviewed Sales & Marketing, IT, Finance & Accounting and Supply Chain, identifying 7 major improvement initiatives driving $6M in EBITDA improvement.

• Strategic Growth Plan – Developed 5 year organic strategic growth plan, including prioritized initiatives and required investments, with supporting 5 year financial projections and business case with ~35%+ growth.

• Strategic Sourcing – Led strategic sourcing assessment and implementation across $700M in spend across both Direct and Indirect categories. Identified and contracted / implemented $32M in savings.

Accenture
Senior Manager
2006 - July 2011 (5 years)

Business strategy consulting focused on Telecom and High Tech.

Select projects:

*Product Roadmap - Created 5 year Product Roadmap across multiple organizational silos, including introduction of numerous new product ideas, both stand-alone and converged for cable & wireless platforms.

*Post Merger Integration - Structured Post Merger Integration effort for $5B wireless merger.

*Market Entry Strategy - Lead development of Market Entry plan for $1B+ new business.

*Operational Transformation - Lead Operational Transformation Roadmap development, which included identification of key OSS / BSS projects, analysis of impacted Key Performance Indicators, and development of stand-alone project business cases.

*Strategic Due Diligence / M&A - Lead M&A due diligence project focused on industry and target company OEM analysis. Analysis was used in support of $200M acquisition.

Atlius Solutions, LLC

Vice President, Business Development
2002 - 2006 (4 years)

Founder & Vice President, Business Development
Telecom infrastructure services company for rooftop antenna, riser and POP site management.
Responsible for the growth of the Southeast U.S. client base, as well as the development of key strategic initiatives for business partnership and alliances. Select highlights:
*Business Development - Developed several key relationships with industry organizations (e.g. BOMA). Planned and executed marketing campaigns (direct mail, advertising, outbound calls), trade show participations, as well as conducted day to day sales and major accounts relationship management.
*Mergers & Acquisitions - Sourced and conducted several acquisitions. Developed roll-up strategy to create national company; began initial funding discussions prior to sale of business interest.
*Successful Start-up and Exit - Grew revenues from start-up to $5M; profitably sold ownership interest in business to other partners.

Andersen Consulting
Senior Manager
1997 - 2001 (4 years)

Business strategy consulting in several industries and functional areas. Select highlights:
*New Venture Planning - Developed business plan for $100MM spin-off eCommerce venture of an established financial services institution.
*Growth Strategy - Developed a revenue growth strategy for a major convenience store chain, focused on portfolio optimization. Project analysis lead to company wide capital investment initiative of $300MM with projected EBITDA increase of $95MM per annum.
*Corporate Strategy - Developed competitive strategy for the transmission, distribution and retail business lines of a major electric utility. Analysis provided several strategic paths across 3 main businesses, with recommendation based on greatest NPV impact; for example, in retail business, recommended strategy produced a $95M incremental NPV impact.
*Operations & Performance Management - Structured and implemented performance management methodology using a Balanced Scorecard.

J. Juliano & Associates, Corp
Consultant
1994 - 1995 (1 year)

Management consultant focusing on business process reengineering for financial institutions in operations, sales, and trading areas at several large international banks.

Select projects:

*Sales Force Effectiveness - Conducted European sales force effectiveness analysis of top US bank's international securities trading division. Project identified potential areas for performance improvement by increasing time availability of key sales personnel, proper channeling of queries, and development of implementation teams, with estimated productivity gain of 25% (measured in sales / employee).

*Operations and Reengineering - Engaged in a significant reengineering effort of a major US bank's check processing and statement rendition centers. Implemented reorganization and workflow consolidation, machine usage optimization, and a management control program, resulting in 15% OpEx reduction, primarily through reduced staffing.

AT&T
Team Leader
1993 - 1994 (1 year)

Team leader - AT&T Calling Card customer service center in Germany.

Select highlights:

*Operations and Reengineering - Instituted customer service standards, designed performance and customer service metrics, tracking system, and reporting mechanism. Reduced Avg. Handle Time by 10% and increased call volume per employees by 15%.

*Marketing & Sales - Coordinated with marketing to plan and execute promotional events. Developed outbound telemarketing program to stimulate usage of major Calling Card product. Structured co-selling initiative with video store franchise to generate increased Calling Card enrollment.

US Army
1st Lieutenant
1990 - 1993 (3 years)

Communications and Information Manager-1st Lieutenant: Lead 25 person team and responsible for planning, deploying and maintaining all communications and information assets in 750 person unit.

Fire Support Officer-2nd Lieutenant: Lead a four person team responsible for the coordination and execution of indirect fire support for a 16 tank armor company in combat.

Select highlights:

*Operations - Developed plans for the execution of combat and training operations. Managed complex logistics of field deployment and extended operations in adverse conditions.

*Performance Management - Determined training requirements and structured plans to provide personnel with necessary development opportunities. Improved Physical Readiness scores by 5%.

*Operations - Managed inventory and equipment valued at over $15MM. Developed maintenance program that reduced costs by 10% and increased equipment availability and reliability by 15%.

*Awarded Bronze Star medal during Persian Gulf War.

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Education

Duke University - The Fuqua School of Business
MBA, Business · (1995 - 1997)

Boston University
MA, International Relations · (1991 - 1993)

Georgetown University
 · (1986 - 1990)

St. Peter's Prep.